MET INVESTORS SERIES TRUST

AMENDMENT NO. 3 TO THE INVESTMENT ADVISORY AGREEMENT

(ClearBridge Aggressive Growth Portfolio)

This Amendment No. 3 to the Investment Advisory Agreement (the “Agreement”) dated October 1, 2006, and amended on May 1, 2009 and November 1, 2013, between MetLife Advisers, LLC, (the “Adviser”), and ClearBridge Investments, LLC, f/k/a ClearBridge Advisors, LLC (the “Subadviser”) with respect to the ClearBridge Aggressive Growth Portfolio, a series of the Met Investors Series Trust, is entered into effective the 1st of November 2016.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows: Percentage of average daily net assets

Percentage of average daily net assets

ClearBridge Aggressive Growth Portfolio

0.35% of first $500 million of such assets plus

0.30% of such assets over $500 million plus

0.25% of such assets over $1.0 billion plus

0.20% of such assets over $2.0 billion plus

0.18% of such assets over $3.0 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 1st day of November 2016.

/s/ Kristi Slavin
Kristi Slavin
President, MetLife Advisers, LLC

/s/ Barbara Manning
CLEARBRIDGE INVESTMENTS, LLC

By:	Authorized Officer